Mail Stop 6010

May 7, 2009

Mr. Norman L. Frohreich
President and CEO.
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

> **Re: FullCircle Registry, Inc.**
> **Amendment Number 1 to Registration Statement on Form S-1**
> **Filed April 10, 2009**
> **File No. 333-152062**

Dear Mr. Frohreich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please note where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

2. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed, and we may have comments on them.

3. We note you statement under the Table of Contents that "[m]arket data and industry statistics used throughout this Prospectus are based on independent industry publications, reports by market research firms and other published independent sources and [s]ome data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources." Please identify the independent sources of information that provide the basis for your statements. In addition, where you refer to conclusions based on "your research," please describe the methods by which you have conducted your research and the conclusions reached.

4. Please provide the basis for the following statements or consider revising your disclosure to delete the reference:

   - On page 21, "With our additional products, we expect to double the gross revenue with each new agency…";
   - On page 21, "Research shows that the average age of the owners of the independent insurance agencies in our country is 53 years old."; and,
   - On page 21, "Like other businesses, the independent insurance agents of rural America are having a problem 'selling' their books of business."

5. We note that on page 3 you have included certain statements made by your CEO as excerpted from your website. We also note on page 23 that you have included a mailing sent to potential customers in relation to your prescription services on page 23. Please note that statements that attempt to market you products are not appropriate for inclusion in your prospectus. Please delete these statements and any similar marketing-based disclosure in your registration statement. In particular, we also note your statement on page 22 that "People like to trust their financial matters with those they see at the local high school ball games, their local Chamber of Commerce, or the Rotary club meeting" and on page 26, the paragraph beginning with your statement that "…the time has come to seriously treat the Prescription Services business as total fulfillment process."

6. We note that you discuss and make comparisons with various companies throughout your registration statement, such as Western Union, H&R Block, Edward Jones, and Google. In light of your limited operating history, please consider revising your disclosure to limit discussion to your company's proposed offering and potential operating businesses. You should distinguish clearly between the nature and extent of your current operations as contrasted with the operations in which you intend to engage in the future.

7. We note the projections contained in your filing. Your attention is directed to the guidance on projections provided by Item 10 of Regulation S-K.

Cover Page

8. Please revise the disclosure to delete the reference to "acceptance by the Securities and Exchange Commission." Similar revisions should be made throughout the prospectus.

9. Clearly state that there is no minimum amount of securities that must be sold in the offering.

10. Please revise the table to reflect the aggregate minimum amount of the offering as well as the maximum amount as requested by Item 501(a)(3) of Regulation S-K.

11. Please state the extent to which there are any arrangements to place the funds received in the offering into an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. See Item 501(a)(8)(iii) of Regulation S-K.

12. Include the date of the prospectus as requested by Item 501(a)(9) of Regulation S-K.

Prospectus Summary, page 1

13. We note your statement on page 1 that you have a "multi-faceted growth strategy" that will build on your "integral role in the insurance process." Please provide your basis for this statement in light of your limited experience in the insurance business. Please revise this statement or delete reference to your "integral role in the insurance process."

14. Please identify the key factors and assumptions that provide the basis for your revenue projections. In addition, please include projections for other financial terms such as net income (loss) and earnings (loss) per share to provide a balanced presentation of your potential financial results.

15. We note the data under the subheading "FullCircle Insurance Agency, Inc. Revenue Projections" at the top of page 2. The current presentation does not adequately describe what you are projecting or put the projections in context. For example, is the agency gross revenue amount an annual amount or cumulative, are the revenue figures gross or net, how are expenses taken into account in the projections, is each agency assumed to generate $100,000 per year prior to your acquisition of the agency or is this the revenue generated in the first year after you acquire it, why have you projected an apparent flattening of gross revenues over time, etc. Please expand the discussion accordingly.

16. We note that your insurance agency operations have not yet begun "since you are awaiting the approval for funding." Please expand the discussion to clarify whether you are waiting for your board of directors to authorize the expenditure of the registrant's funds for such purposes or whether you are waiting to obtain the necessary financing.

17. Please expand the discussion to briefly describe your prescription services the first time you refer to such operations.

18. We note your reference to the AMPO II database of potential customers on page 2. Given the importance of this database to your company's operations, please identify and describe the database and its origin upon your first reference. In addition, throughout your disclosure where you refer to a "name database", please clarify whether you are referring to the AMPO II customer database.

19. We note your reference to your agreement with a Canadian pharmacy. Please expand the discussion to explain what you mean by the term "shop the world."

20. Please file the Canadian pharmacy and call center agreements as exhibits or tell us why you have not done so. We may have additional comments.

21. Please expand the discussion to explain why the call center has contacted AMPO customers, the nature and purpose of the contact, and how the results "are above expectations."

22. Please revise the description of the marketing for your prescription program to explain how the entities you list will contribute to your marketing efforts.

23. Please define the term "Medicare Donut Hole" on page 2.

24. We note you have entered into an agreement with Acap Security, Inc. in relation to the offering of a health card for your clients. Please describe the terms of this agreement and file the agreement as an exhibit to your registration statement.

25. Please describe your MISO agreement with Pin Pay, Inc. and file the agreement as an exhibit to your registration statement.

26. We note your statement that the money transfers via the FullCircle PinPay card will allow the transfer of money at a "much lower cost that Western Union." Please provide the basis for this statement or delete this reference.

27. Please delete your statement on page 4 that "[e]xcept as otherwise noted…the Offering should have no dilutive effect on the class A common stock" in light of the significant dilutive that will occur upon exercise of the class B preferred stock.

28. We note the revenue projections for your prescription services and the timelines based on the assumptions of available funding. Please consider expanding the discussion to describe the nature of these assumptions and whether the requisite funding will be obtained from the offering proceeds or another source. If the proposed allocation of offering proceeds or the priority of such allocation are inadequate to provide the appropriate funding, consideration

should be given to the relevance and significance of the projections and their inclusion in the prospectus. In this regard, we note the discussion of "use of proceeds" on page 5.

Offering Details, page 5

29. Please revise your "Risk Factors" subsection on page 6 so that instead of just providing cross-reference to your "Risk Factors" section, you provide a bullet list describing the most significant factors that you discuss in the "Risk Factors" section.

Balance Sheet Summary, page 7

30. Please identify the "other assets" that you refer to in your balance sheet summary.

Risk Factors, page 8

General

31. Please succinctly state in your subheadings the risks that result from the facts or uncertainties. Some of the current risk factor subcaptions do not adequately describe the risk. For example, some of the subcaptions merely describe an event that may occur, such as "There is no operational history of our Company in the new business areas," and "There is extensive competition in the insurance marketplace…."

32. Please consider including additional risk factors to prominently disclose the following:

- A discussion of your operating losses. Quantify the extent of your operating losses for the two most recent fiscal years and the cumulative amount of such losses;
- The preparation of your financial statements on a going concern basis and the effect of such an opinion; and
- The extent to which your current liabilities exceed your current assets and the fact that current liquidity needs and financial obligations may require the utilization of offering proceeds that will be detrimental to your proposed business plan.

"There is no operational history of our Company…," page 8

33. Please elaborate on the process by which you "took possession" of the AMPO II database.

34. Please consider revising this risk factor to limit your discussion to the risks noted in the subcaption. Discussion of your ENC product line may not be appropriate in this section.

35. Please expand the discussion to describe why you acquired AMPO II, what you did to promote its activities, when AMPO II ceased operations and why, and how your proposed operations constitute a new direction.

36. Please explain how your current test of the database differs from your prior usage of the database.

"There is extensive competition in the insurance marketplace…," page 8

37. Please expand your disclosure to identify the key competitors and key products with which you compete.

"A limited number of clients account for a material portion of our revenues…," page 10

38. Please disclose the clients to which you are referring to and describe any agreements that underlie your relationship with these entities.

"The market price of our class A common stock may be volatile…," page 13

39. Please expand the discussion to provide the price range of your common stock for the past two years and as of the most recent date practicable.

Use of Proceeds, page 15

40. Please elaborate on the how you will allocate the funds derived from this offering in the event that the full amount is not received. For example, please indicate how you will allocate the proceeds at various benchmarks in the amount of securities you sell, such as at 25%, 50%, 75%, and 100% of expected proceeds.

41. Please describe the "factors beyond your control" or "certain costs" that could require you to allocate the funds from the offering otherwise than outlined in your prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

42. Please disclose the following information related to restricted shares, stock options, warrants and preferred stock issued from June 2008 up until the date of effectiveness of your filing as follows:

- A discussion of significant factors, assumptions, and methodologies used in determining fair value;
- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price; and
- The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Results of Operations for the year ended December 31, 2008 and 2007
Revenue, page 17

43. Please discuss and quantify the nature of the products and services that contributed to your revenues and cost of sales for the twelve months ended December 31, 2008 and 2007. Please also discuss trends in revenues, cost of sales and gross margins.

44. Please discuss and quantify the nature of your selling, general and administrative expenses for the twelve months ended December 31, 2008.

45. We note your statements on page 19 that "[m]anagement is currently negotiating with existing shareholders…to obtain working capital to meet current and future obligation and commitments" and that "[m]anagement is confident that these efforts will produce financing to further the growth of the Company."   Please elaborate on the subject matter and progress of these negotiations. In addition, please clarify this disclosure in light of your statement on page 16 that the company has not made any plans to raise additional money.

46. Please indentify the "major insurance company partners" you are referring to on page 21 and describe any agreements or arrangements underlying your relationship with these entities.

Liquidity and Capital Resources, page 18

47. We note your disclosure on page 18 that your long term liabilities include $150,000 in notes payable to a related party. In addition, we note your disclosure on page F-3 that as of December 31, 2008 you have $248,563 in notes payable attributed to related parties.   We also note that you discuss negotiated reductions to your accounts payable on page F-12. Please identify any transactions with related persons and disclose the basis for which the person is a related person, the related persons' interest, the approximate dollar value of the transaction and any other material information regarding the transaction. Please refer to the disclosure requirements in Item 404 of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 20

48. Please expand the discussion to disclose the approximate number of holders of each class of common equity as of the latest practicable date.

Independent Insurance Agency Mergers and Acquisitions …," page 21

49. Please expand the discussion to explain the exit plan you plan to offer the owners of the independent insurance agencies you plan to acquire. In this regard, we note you have allocated approximately $35,000 per agency, assuming the planned offering is fully sold.

Competitive Advantages, page 26

50. We note that you list "competition in the insurance marketplace" as a competitive advantage and disclose that "it is unlikely that competition will immediately come from within the insurance industry." Please reconsider this statement in light of your risk factor on page 8 in relation to the "extensive competition in the insurance marketplace."

51. We note your statement that your "substantial and valuable databases of proprietary client information…" is a critical component of success. Please identify the multiple databases to which you are referring.

52. Please provide additional information regarding the database(s), including when the database was acquired, the age of the database when it was acquired, and the extent to which the database has been tested and updated for accuracy.

Other business opportunities, page 27

53. Please identify the "new soft card company" with which you have signed an agreement, describe the material terms of the agreement, and file the agreement as an exhibit to registration statement.

54. We note that you "finalized negotiations and contracts" with Global Health Management. Please revise your disclosure to describe the material terms of this arrangement and file any written agreements underlying this relationship as an exhibit to your registration statement.

Our Management, page 30

55. Please revise the disclosure in relation to your executive officers and directors to include the ages and business experience of each individual over the last 5 years, accounting for any gaps in employment. Please include specific information about each individual's business experience, including the names and types of businesses, the positions held, and the periods in which the individual was employed. Please refer to Item 401 of Regulation S-K. In this regard, we also note the discussion of the background of these individuals as described in registrant's Form 10-K.

56. For each director, please indicate when the individual joined the Board of Directors.

Compensation of Officers and Directors, page 32

57. Please provide a narrative disclosure of any material factors necessary to understand the compensation paid to your named executive officers. For example, please provide the material terms of each executive officers employment agreement and note whether it is written or unwritten. Please refer to Item 402(o) of Regulation S-K.

58. Please disclose the amounts paid to Mr. Oakley in 2007 and 2008 in relation to commissions he received on sales of insurance. Please indicate where this compensation is reported in your summary compensation table.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 34

59. Please provide the address for each of the individuals identified in your beneficial ownership table.

60. We note that your beneficial ownership table includes disclosure of the aggregate beneficial ownership of "All Executive Officers, Directors, and major Shareholders as a group." Please note that Item 403 (b) of Regulation S-K requires the disclosure of the aggregate beneficial ownership of all "directors and executive officers" but does not include "major shareholders." In addition, we note your disclosure that the aggregate beneficial ownership reported relates to "5 persons." However, your directors and named executive officers are composed of six individuals. Please revise your table accordingly.

Unregistered Sales of Equity Securities and Use of Proceeds, page 35

61. We note you currently have commitments for additional promissory notes. Please expand the discussion to provide additional disclosure concerning these commitments, including, but not limited to, the amount of such commitments, the current status of the transaction(s) in which the notes will be issued, the intended use of proceeds from the issuance of the notes, and the circumstances surrounding the issuance of the notes. We may have additional comments.

Legal Proceedings, page 35

62. We note your disclosure in relation to being named as a party in a lawsuit against AMPOII, LLC. Please revise your description of this proceeding to include the name of the court in which the proceedings are being held, the principal parties thereto, the factual basis alleged to underlie the proceeding and the relief sought.

Where You Can Find More Information, page 36

63. It appears you are not eligible to incorporate by reference since you appear to be a registrant offering a penny stock as defined by Rule 3a-51-1 of the Exchange Act. See General Instruction VII D.1(c) to Form S-1. Please advise us or revise accordingly.

Financial Statements

Note 1. Significant Accounting Policies
Accounting Method & Revenue Recognition, page F-8

64. You state that you use the accrual method of accounting to and present your financial statements. However, your revenue recognition policy implies that you recognize revenue when cash is received. Please revise your disclosure for this discrepancy or advise.

Property and Equipment, page F-10

65. Please explain why there was no depreciation expense for the twelve months ended December 31, 2008.

Intangible Assets, page F-11

66. Please tell us why it is appropriate to commence depreciation of the customer database in July 2008 as opposed to upon its acquisition in 2007. Please cite the appropriate accounting literature to support your accounting treatment. In addition, explain why a 15 year depreciable life is reasonable. The valuation report provided in your February 12, 2009 response "determined that a five year life for the database to be the most appropriate" since the customer database is made up of senior citizens.

Note 8. Warrants, page F-15

67. Please tell us how the cancellation of the warrants in 2007 issued to non-employees is accounted for in the financial statements.

Signatures, page II-3

68. Your registration statement does not appear to have been signed by your principal executive officer or principal financial officer. Please revise your signature page to include the signature of this individual. If an individual serving in both of these capacities has already signed the registration statement, please revise the signature page to indicate this additional capacity in the signature block.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551- 3627or Gus Rodrigez at (202) 551-3752 if you have questions on the accounting comments, financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or John Krug (202) 551-3862 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew D. Watkins
        Lynch, Cox, Gilman & Mahan, PSC
        500 W. Jefferson St., Suite 2100
        Louisville, Kentucky 40202